Contact

www.linkedin.com/in/rafael-zeitunian (LinkedIn)

Top Skills

Business Development
Sales
Consumer Services

Rafael Zeitunian

Co-Founder & CEO at Grand Time I Crypto, NFT, DeFi, Web3.0 Enthusiast | Co-founder at GC Plus I Investor | HIRING ENGINEERS at GrandTime.org

Mountain View, California, United States

Experience

Grandtime.org

Co-Founder & CEO
December 2017 - Present (4 years 11 months)
United States

GC Plus

CEO & Investor
June 2021 - Present (1 year 5 months)
Mountain View, California, United States

Grand Comfort Plumbing, Heating & Air Conditioning

Co-Founder
May 2017 - July 2021 (4 years 3 months)
Greater Chicago Area

Education

Stevenson High School, Lincolnshire, IL

High School Diploma, High school · (August 2013 - May 2014)